John L. Reizian, Esquire
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

December 20, 2013

Ms. Jamie Lynn Walter
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-192303; 811-08557;  CIK: 0001048607
      Initial Registration Statement, Form N-6
      Lincoln InReach VULONE2014

Dear Ms. Walter:

Pursuant to our conversation this afternoon, attached are the revised Tables that will be incorporated into the prospectus when filing our pre-effective amendment.

Please contact me at (860) 466-1539 with any questions or comments about this filing.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your Policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your Policy, surrender your Policy, or transfer Accumulation Values between Sub-Accounts.
Table I: Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Maximum sales charge, as a percentage of Premiums paid (Premium Load) (Average of 3.0% of this Charge is used for state and federal tax obligations)	When you make pay a Premium Payment.	10% in Policy Years 1-5, 6% in Policy Years 6-10, and 3% in Policy Years 11 and later.1
Surrender Charge*2 A dollar amount per $1000 of Specified Amount.

For up to 15 years from the Policy Date and up to 15 years from the Effective Date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your Policy. For up to 10 years from the Policy Date or up to 10 years from the Effective Date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.

Maximum Charge		$53.99 per $1,000.
Minimum Charge		$0.00 per $1,000.
Maximum Charge for a Representative Insured: male, 50, standard non-tobacco, in year one.		$41.58 per $1,000.
Transfer Fee	Applied to any transfer request in excess of 24 made during any Policy Year.	$25

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial advisor.

1 The maximum sales charge imposed on Premiums is anticipated to cover the Company's costs for sales expenses and any policy-related state and federal tax liabilities. Policy-related taxes imposed by states range from 0.0% to 4.0%. In considering policy-related state taxes component of the sales charge, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the Owner resides.

2 During the life of the Policy, you may request one or more Partial Surrenders, each of which may not exceed 90% of your Policy's Surrender Value as of the date of your request. If you wish to surrender more than 90% of your Policy's Surrender Value, you must request a Full Surrender of your Policy, which is subject to the Surrender Charge reflected in the table above. (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your Policy.)

Table II describes the fees and expenses that you will pay periodically during the time that you own your Policy, not including the fund operating expenses shown in Table III.
Table II: Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance* A dollar amount per $1000 of Net Amount at Risk	Monthly
Maximum Charge		$83.33 per $1,000.
Minimum Charge		$0.00 per $1,000.
Maximum Charge for a Representative Insured: male, age 50, standard non-tobacco, in year one.		$0.42 per $1,000
Mortality and Expense Risk Charge (“M&E”)	Daily (at the end of each Valuation Day).	A percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of 0.90%.1
Administrative Fee* Flat fee	Monthly	$15 per month in all years; plus:
In addition, for the first 10 Policy Years from issue date or increase in Specified Amount, a monthly fee per $1,000 of Initial Specified Amount or increase in Specified Amount:
Maximum Charge		$2.62 per $1,000.
Minimum Charge		$0.01 per $1,000
Maximum Charge for a Representative Insured: male, age 50, standard non-tobacco.		$0.25 per $1,000
Policy Loan Interest	Annually	6.0% annually of the amount held in the Loan Account. 2
Interest on Accelerated Benefit Lien	Annually
A percentage of Accelerated Benefit Up to Surrender Value		6.0%.
A percentage of Accelerated Benefit Exceeding Surrender Value		Variable 3
No-Lapse Enhancement Rider	N/A	There is no charge for this rider.4

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
Charge	When Charge is Deducted	Amount Deducted
Optional Rider Charges		Individualized based on whether optional Rider(s) selected.
Premium Reserve Rider A percentage of the Premium Payment allocated to this rider	When you allocate a Premium Payment to this rider	10% in Policy Years 1-5; 06% in Policy Years 6-11; and 3% in Policy Years 11 and later5
Accelerated Benefits Riders6	When any benefit payment is made	$250 (deducted from amount of benefit paid)

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial advisor.

1 Guaranteed at an effective annual rate of 0.90% in Policy Years 1-10 and 0.20% in Policy Years 11 and later.

2 Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when you request a Policy Loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company’s general account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 5.0% in years 1-10 and 6.0% in years 11 and later.

3 Under the Accelerated Benefits Riders, payments of benefits are considered as liens, which as described more fully in the section headed “Policy Loans”, are charged interest as shown in the Table above.  Variable interest shall be at a rate not to exceed higher of (i) published monthly average of Moody's Corporate Bond Yield Average - Monthly Average Corporates (determined 30 days in advance of beginning of Policy Year) and (ii) the rate used to compute the Accumulation Value of the Fixed Account plus 1.0%.  Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when you request an Accelerated Benefit, amounts equal to the amount of the Accelerated Benefit you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company’s general account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 5.0% in years 1-10 and 6.0% in years 11 and later.

4 There is no separate charge for the No-Lapse Enhancement Rider. The Cost of Insurance Charge for the Policy has been adjusted to reflect the addition of the rider to the Policy. See No-Lapse Enhancement Rider section for further discussion.

5 Allocations of Premium Payments to the rider are at your discretion. Allocations are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table I. The charge shown in Table II is called the Premium Reserve Rider Premium Load. Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.90% for Policy Years 1-10 and 0.20% for Policy Years 11 and later).

6 There are two versions of this rider; see Riders section for detailed discussion of the terms of each rider, and note that the payment of a benefit under either version of the rider is considered a loan against the Policy.

Table III shows the annual fund fees and expenses that are deducted daily from the Underlying Funds in which your Sub-Account invests. The table shows the minimum and maximum total operating expenses charged by the Funds that you may pay during the time you own your Policy. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

These fees and expenses may change at any time.

Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund assets)
Total Annual Operating Expense	Maximum	Minimum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	1.91% 7	0.25%

7 The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 0.74%. These waivers and reductions generally extend through April 30, 2014 but may be terminated at any time by the Fund. Refer to the Fund’s prospectus for specific information on any waivers or reductions in effect. The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the Underlying Funds which operate as Fund of Funds. Refer to the Fund’s prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by Underlying Funds, if any. In addition, certain Underlying Funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“Redemption Fees”) not reflected in the table above. As of the date of this prospectus, none have done so. Redemption Fees are discussed in the Market Timing section of this prospectus and further information about Redemption Fees is contained in the prospectus for such Funds, copies of which accompany this prospectus or may be obtained by calling 1-800-487-1485.